Exhibit 4.12

English Summary

License Agreement

This License Agreement pursuant to chapter 2, Section 4.1 of the General Airport Regulations (hereinafter referred to as the “License Agreement”) is entered into on June 18, 2020 by and between:

Fraport AG, Frankfurt Airport Services Worldwide, 60547 Frankfurt am Main, Germany, a company incorporated in accordance with the laws of the Federal Republic of Germany (“Fraport”)

And

Centogene AG (the “Company”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.              Subject Matter of the Contract

Fraport allows the Company to provide the service of a test center for Covid-19 testing/diagnostics at Frankfurt Airport. This Agreement does not cover the use of space or rooms or use of the central infrastructure which is to be covered by a separate agreement and will include fees.

 2.              Contractual Obligation

Amongst other obligations, the Company undertakes to comply with the regulations and standards applicable at Frankfurt Airport and ensures that all current requirements are met. The Company undertakes to ensure uninterrupted operation and commits itself to use professionally qualified personnel for the permitted services at any time and to a sufficient extent. The Company is permitted to engage subcontractors subject to prior approval by Fraport which may not be unreasonably withheld.

3.            Term and Termination

The term of the License Agreement commenced on June 1, 2020 and the agreement will terminate on May 31, 2025. Either party may terminate the License Agreement without cause subject to a notice period of three months to the end of the respective quarter if the Company loses its customers. Either party may terminate the License Agreement for cause and with immediate effect; in the case of Fraport, “cause” includes, among other things, certain violations by the Company of the License Agreement or applicable laws and regulations.

4.            Liability

The Company is liable towards Fraport and third parties for injury, property damage or financial loss insofar as these are culpably caused on the premises by the Company, its employees or its subcontractors. In the event of a claim against Fraport by injured third parties, the Company shall indemnify Fraport if the damaging event has been culpably caused by the Company, its employees or its subcontractors. Fraport is only liable towards the Company, its employees or its subcontractors in case of culpable conduct.

5.            Other

The license is granted to the Company on a non-exclusive basis and Fraport is not subject to restrictive covenants preventing Fraport from permitting other testing companies to provide the same or similar services on its premises.